                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933



                         For the month of November 2006




                                BANCOLOMBIA S.A.
                                ----------------
                (Translation of Registrant's name into English)




                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F      X          Form 40-F
                           ----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                 Yes                       No      X
                           ----------           --------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

      This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                   SIGNATURE
                                   ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           BANCOLOMBIA S.A.
                                            (Registrant)




Date: November 17, 2006                    By  /s/  JAIME ALBERTO VELASQUEZ B.
                                               --------------------------------
                                           Name:  Jaime Alberto Velasquez B.
                                           Title: Vice President of Finance

                            [BANCOLOMBIA LETTERHEAD]
--------------------------------------------------------------------------------


                RESOLUTIONS FROM THE SUPERINTENDENCY OF FINANCE


In order to comply with Colombian Decree 3139 of 2006, Bancolombia S.A. announces the following:

By means of Resolution 1944 of 2006, the Superintendency of Finance decided on an appeal interposed by Bancolombia S.A. against a first instance decision which imposed on Bancolombia S.A. a fine of Ps 80 million, due to an involuntary operational mistake regarding the terms and conditions of a loan.

In addition, by means of Resolution 2042 of 2006, the Superintendency of Finance imposed on Bancolombia S.A. a fine of Ps 38.9 million, since it considered that Bancolombia S.A. violated the rules of operation of the Eletronic Negotiation System - SEN (Sistema Electronico de Negociacion).

Medellin, Colombia,  November 17, 2006